Fair Isaac Corporation
By-laws Article 3.1
As Amended

Current Report on Form 8-K
Exhibit 3.2

3.1 Powers; Number; Qualifications. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the certificate of incorporation. The number of directors which shall constitute the Board of Directors shall be eight (8). Directors need not be stockholders.